[ING Funds logo]

July 26, 2007

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:ING Equity Trust
   (File Nos. 333-56881; 811-8817)

   ING Investment Funds, Inc.
   (File Nos. 002-34552; 811-01939)

Ladies and Gentlemen:

Attached for filing, via the EDGAR system, are Post-Effective Amendment Nos. 79 and 66 (each, an "Amendment" and collectively, the "Amendments") to the Registration Statements of ING Equity Trust and ING Investment Funds, Inc., respectively. These Amendments are being filed pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act"), as amended and shall become effective on September 28, 2007.

These Amendments are being filed primarily for the purpose of updating the disclosure in compliance with annual updating requirements pursuant to section 10(a)(3) of the 1933 Act. Should you have any questions concerning the attached filing, please contact the undersigned at 480.477.2649 or Kim Palmer at 480.477.2674.

                                                  Regards,

                                                  /s/ Paul A. Caldarelli
                                                  ------------------------------
                                                  Paul A. Caldarelli, Esq.
                                                  Counsel
                                                  ING U.S. Legal Services

Attachment
cc:Huey P. Falgout, Jr., Esq.
   ING U.S. Legal Services

   Jeffrey S. Puretz, Esq.
   Dechert LLP

   Shirley Hinton
   Dechert LLP